Wayne D. Swan, Esq.
                                                                wswan@djplaw.com

February 11, 2005

VIA TELECOPY - (202-942-9636)
and EDGAR

Julia E. Griffith, Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Fonix Corporation
         Schedule TO-I originally filed January 20, 2005
         File No. 005-47375

Dear Ms. Griffith:

In response to your comment letter dated February 9, 2005, on behalf of Fonix Corporation (the "Company"), we have prepared and attached to this letter and filed via Edgar Amendment No. 3 dated February 11, 2005 (the "Amendment") to the Company's Schedule TO originally filed with the SEC on January 20, 2005.

In response to your letter, we have set forth your comments/questions and our responses as follows:

Offer to Exchange

Procedures for Tendering Options, page 17

1. We note your disclosure that you may waive any condition of the offer for any particular tendering option holder. Reserving the right to waive a condition of the offer as to only particular tendering option holders raises issues under Rule 13e-4(f)(8) and other wise. Please revise here and throughout the offer to purchase, where similar language appears.

         Response: The Company has revised the above-noted disclosure and has included that revision in the form of the Company's Supplemental Memorandum to Option Holders dated February 11, 2005 (the "Supplemental Memorandum"), a copy of which is included as Exhibit a(10) to the Amendment, as follows (underlining is included to call your attention to the new or changed language):

Ms. Julia E. Griffith
Special Counsel
February 11, 2005
Page 2 of 6


                  The paragraph under the heading on page 18 of the Offer to Exchange, "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" is amended to read in its entirety as follows:

                           We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular optionholder. If we waive a condition of the Offer with respect to any optionholder, we will waive the condition as to all optionholders. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the Offer period, subject only to an extension which we may grant in our sole discretion.

                  In addition, the first paragraph under Item 7, "Irregularities," of the "Instructions" section of the Election Form, is amended to read in its entirety as follows:

                           All questions as to the number of option shares subject to options to be accepted for exchange, and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of options will be determined by Fonix in its discretion. Fonix's determinations shall be final and binding on all parties. Fonix reserves the right to reject any or all tenders of options Fonix determines not to be in proper form or the acceptance of which may, in the opinion of Fonix's counsel, be unlawful. Fonix also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular options, and Fonix's interpretation of the terms of the Offer (including these instructions) will be final and

Ms. Julia E. Griffith
Special Counsel
February 11, 2005
Page 3 of 6


                           binding on all parties. If Fonix waives a condition of the Offer with respect to any optionholder, we will waive the condition as to all optionholders. No tender of options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as Fonix shall determine. Neither Fonix nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice.

Withdrawal rights and change of election, page 18

2. Please revise the last sentence of the second paragraph in this section to clarify that you intend to accept options promptly after the expiration of the offer, and, if the offer is extended, that you expect to afford option holders withdrawal rights through the extended expiration date.

         Response: The Company has revised the above-noted sentence and has included that revision in the Supplemental Memorandum, as follows:

                  The last sentence of paragraph 2, page 18 of the Offer to Exchange, under the heading, "Withdrawal rights and change of election," is amended to read in its entirety as follows:

                           We intend to accept your tendered options for cancellation promptly after the expiration of the offer on February 21, 2005 and, if the offer is extended by us, we expect to grant you withdrawal rights through the last day of the extended offer period.

Conditions of the Offer, page 20

3. Your statement that you may assert a condition regardless of the circumstances giving rise to the event or events, including any act or omission to act by the company, renders the offer illusory. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude actions or omissions to act by the bidder.

         Response: The Company has revised the above-noted statement and has included that revision in the Supplemental Memorandum, as follows:

Ms. Julia E. Griffith
Special Counsel
February 11, 2005
Page 4 of 6


                  The first paragraph under Section 7, "Conditions of the Offer," on page 20 of the Offer to Exchange is amended to read in its entirety as follows:

                           Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), if at any time on or after January 19, 2004, and prior to the Expiration Date, any of the following events has occurred, or has been determined by us to have occurred, excluding, however, any action or omission to act by us, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event (again excluding any action or omission to act by us), the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange.

Financial Statements, page 25

4. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c) requires that at least a summary of that information be disseminated to option holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7, available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. In addition, please advise us as to how you plan to disseminate the summary information.

         Response: The Company has revised the above-noted provision and has included the required summary information in the Supplemental Memorandum, and as provided below. The Company has disseminated the Supplemental Memorandum to all Eligible Option holders either by hand delivery or by U.S. Mail.

                  The selected consolidated financial data set forth below with respect to the Company's consolidated statements of earnings and consolidated balance sheets for the periods ended December 31, 2001, December 31, 2002, and December 31, 2003, are
                  derived from the audited financial statements of Fonix filed with the SEC in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003. The selected consolidated financial data set forth below with respect to the Company's consolidated statements of earnings and consolidated balance sheets for the periods ended September 30, 2004 and September

Ms. Julia E. Griffith
Special Counsel
February 11, 2005
Page 5 of 6

                  30, 2003, are derived from the unaudited financial statements of Fonix filed with the SEC in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.



   Consolidated Balance Sheet Data:      Sep 30, 2004    Dec 31, 2003     Dec 31, 2002    Dec 31, 2001

Current assets                          $   2,797,000   $     342,000     $    691,000   $   1,269,000
Total assets                               20,790,000       3,173,000        6,523,000       8,599,000
Current liabilities                        17,791,000      13,530,000       15,119,000       7,370,000
Long-term debt, net of current portion      5,583,000          40,000            3,000              --
Stockholders' equity (deficit)             (2,584,000)    (10,397,000)      (8,599,000)      1,229,000



                                                     Year to Date   Year to Date    Year Ended        Year Ended       Year Ended
     Consolidated Statement of Operations Data:      Sep 30, 2004   Sep 30, 2003   Dec 31, 2003      Dec 31, 2002     Dec 31, 2001

Revenues                                             $ 10,593,000   $  1,678,000    $  2,384,000    $   3,065,000    $     581,000
Cost of revenues                                        5,288,000        196,000         207,000         657,000         2,010,000
Impairment loss on capitalized software technology             --        822,000         822,000              --         7,889,000
Selling, general and administrative expenses            9,950,000      5,082,000       7,004,000      11,929,000        11,646,000
Product development and research                        2,058,000      3,882,000       5,141,000       8,193,000         8,123,000
Amortization of intangible assets                       3,867,000         51,000              --          31,000           605,000
Impairment loss on investment in affiliate                     --             --              --              --           823,000
Impairment loss on convertible note receivable                 --             --              --       1,114,000                --
Impairment loss on intangible assets                      738,000        302,000         302,000              --                --
Other income (expense), net                                79,000     (2,017,000)     (2,091,000)       (582,000)         (174,000)
Loss from continuing operations, before equity
         in net loss of affiliate                     (11,229,000)   (10,674,000)    (13,183,000)    (19,441,000)      (30,689,000)
Equity in loss of affiliate                                    --             --        (360,000)       (457,000)         (373,000)
Net loss                                              (11,229,000)   (10,674,000)    (13,543,000)    (19,898,000)      (31,062,000)
Preferred stock dividends                              (3,615,000)            --             --                --               --
Loss attributable to common stockholders              (14,844,000)   (10,674,000)    (13,543,000)    (19,898,000)     (31,0602,000)
Basic and diluted net loss per common share          $      (0.18)  $      (0.37)   $     (0.50)    $      (1.73)    $       (5.20)
Basis and diluted weighted average number of common
   shares outstanding                                  81,971,658     29,112,883      26,894,005      11,471,564         5,978,281

                  The book value per share of our Common Stock as of September 30, 2004 (the date of our most recent balance sheet presented) is approximately $(0.03).

Closing Comments

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a

Ms. Julia E. Griffith
Special Counsel
February 11, 2005
Page 6 of 6

         company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Response: Included with these responses is a letter from the Company addressing the bullet points set forth in your Closing Comments.

As indicated above, the Company has disseminated the Supplemental Memorandum to all Eligible Option holders either by hand delivery or by U.S. Mail.

Thank you for you review and assistance. Please contact me if you have any questions or need additional information.

Very truly yours,

DURHAM JONES & PINEGAR

/s/ Wayne D. Swan

Wayne D. Swan

WDS/dgb

Encls.

cc:      Thomas A. Murdock, CEO